FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2008

Commission File Number:  0-50031

ACREX VENTURES LTD.
(Translation of registrant's name into English)

1400 – 570 Granville Street, Vancouver, BC, Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓___ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:  “Carl R. Jonsson”

Name: Carl R. Jonsson

Title:   Secretary & CFO

Dated: May 5, 2008

Attachment to Form 6K of Acrex Ventures Ltd. dated May 5, 2008.

Change of Auditors

The Auditors of the Company have changed from Amisano Hanson, Chartered Accountants, of Vancouver, Canada, to BDO Dunwoody LLP, Chartered Accountants, of Vancouver, Canada.  The change occurred effective January 31, 2008 when the Company’s former Auditors merged into BDO Dunwoody LLP.  The position of auditors of the Company was therefore assumed, effective that date, by BDO Dunwoody LLP.